United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale files application for Panda Bond Program in China

Rio de Janeiro, October 20, 2026 - Vale S.A. (“Vale” or “Company”) informs that Vale Overseas Limited, its wholly owned subsidiary, has filed an application with the National Association of Financial Market Institutional Investors (“NAFMII”) for the registration of a 2026-2028 Renminbi-denominated debt financing instruments program in an aggregate principal amount of up to RMB 10 billion (the “Panda Bond Program”). Any debt financing instruments issued under the Panda Bond Program (the "Panda Bonds") will be fully and unconditionally guaranteed by Vale.

The registration of the Panda Bond Program is subject to approval by NAFMII, and the filing of the application does not constitute an issuance of Panda Bonds under the Panda Bond Program. Any future issuance under the Panda Bond Program will be subject to, among other factors, prevailing market conditions.

This press release is provided solely for informational purposes and in accordance with applicable regulations, and does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. Any offer and sale of the Panda Bonds is subject to market and other conditions and will be made solely in China’s Interbank Bond Market in accordance with applicable laws and regulations of the People's Republic of China. The Panda Bonds and the related unsecured guarantee by Vale have not been and will not be registered with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Panda Bonds and related guarantee will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.

The Company will keep the market informed of any material developments in connection with the Panda Bond Program.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: Pedro.terra@vale.com

Patrícia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 20, 2026		Director of Investor Relations